U.S. Securities and Exchange Commission
Washington, D.C. 20549

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RECEIVED FEB 0 1 2002 WASH, D.C. 364

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Funding Mortage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

Current Report on Form 8-K 1-25-02
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-~~59998~~ 57481
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

[redacted]

02013259

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 30th day of January, 2002.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: ______________________
Randy Van Zee
Vice President

PROCESSED
FEB 1 5 2002
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2002, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

November 29, 2001

Preliminary Structural and Collateral Term Sheet

$325,000,000 (approximate) of Senior Certificates
Residential Funding Mortgage Securities I, Inc.
RFMSI Series 2002-S2 Trust

Features of the Transaction

- Offering consists of $325,000,000 of senior certificates with a Certificate Interest Rate of 6.00% expected to be rated AAA by two of three rating agencies: Moody's, S&P, or Fitch
- The expected amount of credit support for the senior certificates is 1.90 ± 0.50% in the form of subordination with a shifting interest structure and a five year prepayment lockout.
- All collateral consists of 15-year, fixed-rate residential, Jumbo A first mortgages originated or acquired by Residential Funding Corporation.
- The amount of senior certificates is approximate and may vary by up to 5%.

Preliminary Mortgage Pool Data *(approximate)*

Total Outstanding Principal Balance:	$331,295,000
Number of Mortgage Loans:	798
Average Principal Balance of the Mortgage Loans:	$415,000
Weighted Average Annual Mortgage Interest Rate:	6.50% ±15bps
Weighted Average Maturity:	177 ± 2 mos
Weighted Average Seasoning:	2 ± 2 mos
Weighted Average Original Loan-To-Value Ratio:	61.00% ± 2%
Full/Alternative Documentation:	85%
Weighted Average FICO Score	742
Cash-out Refinance	23%

Geographic Distribution:		**Type of Dwelling:**	
California	40% Max	Single-Family Detached	95%

Key Terms

Issuer:	RFMSI Series 2002-S2 Trust
Underwriter:	Goldman, Sachs & Co.
Depositor/Master Servicer:	Residential Funding Mortgage Securities I, Inc. / Residential Funding Corporation
Trustee:	Bank One
Type of Issuance:	Public
Servicer Advancing:	Yes, subject to recoverability
Compensating Interest:	Yes, to the extent of Master Servicing, but in no case more than 1/12th of 0.125% of the Pool Scheduled Principal Balance for such Distribution Date
Legal Investment:	The senior certificates are expected to be SMMEA eligible at settlement
Interest Accrual:	Prior calendar month
Clean Up Call:	10% of the Cut-off Date principal balance of the Mortgage Loans
ERISA Eligible:	Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment:	REMIC; senior certificates are regular interests
Structure:	Senior/Subordinate; shifting interest with a five year prepayment lockout to subordinate certificates
Expected Subordination:	1.90% ± 0.50%
Expected Rating Agencies:	Two of three : Fitch IBCA, Inc. ("Fitch"), Standard & Poor's ("S&P"), and Moody's ("Moody's")
Minimum Denomination:	Senior certificates - $25,000
Delivery:	Senior certificates – DTC

Time Table

Expected Settlement:	January 30, 2002
Cut-off Date:	January 1, 2002
First Distribution Date:	February 25, 2002
Distribution Date:	25th or next business day

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where *the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities* and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

All information in this Term Sheet, whether regarding assets backing any securities discussed herein or otherwise, will be superseded by the information contained in the final prospectus.

January 29, 2002

Final Structural and Collateral Term Sheet

$327,120,198 (approximate) of Senior Certificates
Residential Funding Mortgage Securities I, Inc.
RFMSI Series 2002-S2 Trust

Features of the Transaction

- Offering consists of $327,120,198 of senior certificates with a Certificate Interest Rate of 6.00% expected to be rated AAA by S&P and Fitch
- The expected amount of credit support for the senior certificates is 1.4% in the form of subordination with a shifting interest structure and a five year prepayment lockout.
- All collateral consists of 15-year, fixed-rate residential, Jumbo A first mortgages originated or acquired by Residential Funding Corporation.
- The amount of senior certificates is approximate and may vary by up to 5%.

Preliminary Mortgage Pool Data (approximate)

Total Outstanding Principal Balance:	$330,935,498
Number of Mortgage Loans:	767
Average Principal Balance of the Mortgage Loans:	$432,549
Weighted Average Annual Mortgage Interest Rate:	6.44%
Weighted Average Maturity:	179 mos
Weighted Average Seasoning:	1 mos
Weighted Average Original Loan-To-Value Ratio:	58.52%
Full/Alternative Documentation:	88.4%
Weighted Average FICO Score	748
Cash-out Refinance	21.3%

Geographic Distribution:		**Type of Dwelling:**	
California	39.87%	Single-Family Detached	97.6%

Key Terms

Issuer:	RFMSI Series 2002-S2 Trust
Underwriter:	Goldman, Sachs & Co.
Depositor/Master Servicer:	Residential Funding Mortgage Securities I, Inc. / Residential Funding Corporation
Trustee:	Bank One
Type of Issuance:	Public
Servicer Advancing:	Yes, subject to recoverability
Compensating Interest:	Yes, to the extent of Master Servicing, but in no case more than 1/12th of 0.125% of the Pool Scheduled Principal Balance for such Distribution Date
Legal Investment:	The senior certificates are expected to be SMMEA eligible at settlement
Interest Accrual:	Prior calendar month
Clean Up Call:	10% of the Cut-off Date principal balance of the Mortgage Loans
ERISA Eligible:	Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment:	REMIC; senior certificates are regular interests
Structure:	Senior/Subordinate; shifting interest with a five year prepayment lockout to subordinate certificates
Expected Subordination:	1.4%
Expected Rating Agencies:	Fitch IBCA, Inc. ("Fitch"), and Standard & Poor's ("S&P")
Minimum Denomination:	Senior certificates - $25,000
Delivery:	Senior certificates – DTC

Time Table

Expected Settlement:	January 30, 2002
Cut-off Date:	January 1, 2002
First Distribution Date:	February 25, 2002
Distribution Date:	25th or next business day

This material is for your private information and we are not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. Neither the issuer of the certificates nor Goldman, Sachs & Co., nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may not pertain to any securities that will actually be sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. We and our affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy or sell, the securities mentioned herein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including in cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding the securities and the assets backing any securities discussed herein supersedes all prior information regarding such securities and assets. Any information in this material, whether regarding the assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and any other information subsequently filed with the SEC. The information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by Goldman, Sachs & Co. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

This material is furnished to you solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer.

Goldman, Sachs & Co.
RFCWL

Print Date: 12/3/01
Print Time: 9:46 AM

WHOLELOAN

Pmt Date	A1					A2				
	100PSA	200PSA	300PSA	400PSA	500PSA	100PSA	200PSA	300PSA	400PSA	500PSA
	======	======	======	======	======	======	======	======	======	======
Jan 2	100	100	100	100	100	100	100	100	100	100
Jan 3	94	92	91	89	87	94	92	91	89	87
Jan 4	86	81	76	71	66	86	81	76	71	66
Jan 5	77	67	59	51	44	77	67	59	51	44
Jan 6	68	56	45	36	28	68	56	45	36	28
Jan 7	59	46	34	25	18	59	46	34	25	18
Jan 8	51	37	26	17	11	51	37	26	17	11
Jan 9	44	30	19	12	7	44	30	19	12	7
Jan 10	37	23	14	8	4	37	23	14	8	4
Jan 11	31	18	10	5	3	31	18	10	5	3
Jan 12	25	13	7	3	2	25	13	7	3	2
Jan 13	19	10	5	2	1	19	10	5	2	1
Jan 14	13	6	3	1	*	13	6	3	1	*
Jan 15	8	4	2	1	*	8	4	2	1	*
Jan 16	3	1	1	*	*	3	1	1	*	*
Jan 17	0	0	0	0	0	0	0	0	0	0
	6.67979	5.36391	4.42674	3.74529	3.23830	6.67979	5.36391	4.42674	3.74529	3.23830

Goldman, Sachs & Co. Print Date: 12/3/01
RFCWL Print Time: 9:46 AM

WHOLELOAN

Pmt Date	A3					SUB				
	100PSA	200PSA	300PSA	400PSA	500PSA	100PSA	200PSA	300PSA	400PSA	500PSA
	======	======	======	======	======	======	======	======	======	======
Jan 2	100	100	100	100	100	100	100	100	100	100
Jan 3	94	92	91	89	87	96	96	96	96	96
Jan 4	86	81	76	71	66	91	91	91	91	91
Jan 5	77	67	59	51	44	87	87	87	87	87
Jan 6	68	56	45	36	28	82	82	82	82	82
Jan 7	59	46	34	25	18	76	76	76	76	76
Jan 8	51	37	26	17	11	69	68	66	65	63
Jan 9	44	30	19	12	7	61	59	56	53	50
Jan 10	37	23	14	8	4	53	49	45	40	36
Jan 11	31	18	10	5	3	44	39	33	28	24
Jan 12	25	13	7	3	2	36	29	23	18	14
Jan 13	19	10	5	2	1	27	21	16	11	8
Jan 14	13	6	3	1	*	19	14	10	7	4
Jan 15	8	4	2	1	*	12	8	5	3	2
Jan 16	3	1	1	*	*	5	3	2	1	1
Jan 17	0	0	0	0	0	0	0	0	0	0
	6.67979	5.36391	4.42674	3.74529	3.23830	8.10420	7.71638	7.38516	7.10052	6.85404

Goldman, Sachs & Co. Print Date: 1/29/02
RFC Print Time: 7:32 PM

Pmt Date	IO					PO				
	100PSA	200PSA	300PSA	400PSA	500PSA	100PSA	200PSA	300PSA	400PSA	500PSA
	======	======	======	======	======	======	======	======	======	======
Jan 2	100	100	100	100	100	100	100	100	100	100
Jan 3	94	93	92	90	89	94	93	91	90	89
Jan 4	87	82	77	72	68	86	82	77	72	68
Jan 5	77	69	60	53	46	77	68	60	53	46
Jan 6	68	57	47	38	30	68	57	46	38	30
Jan 7	60	47	36	27	20	60	47	36	27	20
Jan 8	52	38	27	19	13	52	38	27	19	13
Jan 9	45	31	20	13	8	45	30	20	13	8
Jan 10	38	24	15	9	5	38	24	15	9	5
Jan 11	31	19	11	6	3	31	19	11	6	3
Jan 12	25	14	8	4	2	25	14	8	4	2
Jan 13	19	10	5	2	1	19	10	5	2	1
Jan 14	14	7	3	1	1	14	7	3	1	1
Jan 15	9	4	2	1	*	9	4	2	1	*
Jan 16	4	2	1	*	*	4	2	1	*	*
Jan 17	0	0	0	0	0	0	0	0	0	0
	6.8	5.5	4.5	3.9	3.4	6.8	5.5	4.5	3.9	3.4

Pmt Date	SEN					SUB				
	100PSA	200PSA	300PSA	400PSA	500PSA	100PSA	200PSA	300PSA	400PSA	500PSA
	======	======	======	======	======	======	======	======	======	======
Jan 2	100	100	100	100	100	100	100	100	100	100
Jan 3	94	93	91	90	88	96	96	96	96	96
Jan 4	86	82	77	72	68	91	91	91	91	91
Jan 5	77	68	60	52	45	87	87	87	87	87
Jan 6	68	56	46	37	29	82	82	82	82	82
Jan 7	60	46	35	26	19	76	76	76	76	76
Jan 8	52	38	26	18	12	69	68	67	65	63
Jan 9	45	30	20	12	8	62	59	56	53	50
Jan 10	38	24	15	8	5	53	49	45	41	37
Jan 11	31	18	10	6	3	45	39	34	29	24
Jan 12	25	14	7	4	2	36	29	24	19	14
Jan 13	19	10	5	2	1	28	21	16	12	8
Jan 14	14	7	3	1	1	20	14	10	7	4
Jan 15	9	4	2	1	*	13	8	5	3	2
Jan 16	4	2	1	*	*	6	4	2	1	1
Jan 17	0	0	0	0	0	0	0	0	0	0
	6.7	5.4	4.5	3.8	3.3	8.2	7.8	7.4	7.1	6.9

Goldman, Sachs & Co.
RFCWL

WHOLELOAN

Print Date: 12/3/01
Print Time: 9:46 AM

Collateral Summary

Type		Coupon	6.000%
Offering	$331.30 MM	WAC	6.500%
Dated Date	01/01/02	WAM	177.0
Settlement	01/30/02	AGE	2.0
First Pmt	02/25/02	Frequency	Monthly

Structure Summary

Pricing Speed	325 PSA

Tranche Description

Class	Type	Orig	Avail	Coupon	Avl	Spr/Tsy	Spr/AVL	Yield	Price	Dur	Window	Stated Band	Comments
A1		162,500,000.00	162.500	6.000	4.236	190/5	220/4.2	5.9598%	100-00	3.45	02/02-10/16		4.2 yr
A2		81.250.000.00	81.250	5.750	4.236	165/5	195/4.2	5.7094%	100-00	3.48	02/02-10/16		4.2 vr
A3		81,250,000.00	81.250	6.250	4.236	215/5	245/4.2	6.2105%	100-00	3.43	02/02-10/16		4.2 yr
SUB	SUB	6,295,000.00	6.295	6.000	7.310	194/5	161/7.3	6.0035%	100-00	5.54	02/02-10/16		7.3 yr Subordinate

Market Data

TIME: 3:00 PM (30-Nov-01)

6mo	1.79000%		
1yr	2.06000%	5yr	4.05900%
2yr	2.83300%	7yr	4.33260%
3yr	3.24167%	10yr	4.74300%
4yr	3.65033%	30yr	5.26600%

Deal Comments

All information contained herein, whether regarding assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). This material is for your private information, and we are not soliciting any action based upon it. Certain transactions give rise to substantial risk and are not suitable for all investors. We, or persons involved in the preparation or issuance of this material, may from time to time, have long or short positions in, and buy or sell, securities, futures or options identical with or related to those mentioned herein. We make no representation that any transaction can or could be effected at the indicated prices. This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Information contained in this material is current as of the date appearing on this material only. The information herein has been provided solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer or any of the issuer's affiliates, in reliance on information regarding the collateral furnished by the issuer. Neither the issuer of the certificates nor Goldman, Sachs & Co. nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

Goldman, Sachs & Co.
RFCWL

WHOLELOAN

Print Date: 12/3/01
Print Time: 9:47 AM

Collateral Summary

Type		Coupon	6.000%
Offering	$331.30 MM	WAC	6.500%
Dated Date	01/01/02	WAM	177.0
Settlement	01/30/02	AGE	2.0
First Pmt	02/25/02	Frequency	Monthly

Structure Summary

Pricing Speed 325 PSA

A1 : 4.2 yr

Par : $162.500 Spread : 190/5, 220/4.2
Coup : 6.000% Price : 100-00

PSA	Avl	Dur	Window	Yield
100	6.680	5.05	02/02-10/16	5.9964
200	5.364	4.21	02/02-10/16	5.9805
300	4.427	3.58	02/02-10/16	5.9640
400	3.745	3.11	02/02-10/16	5.9472
500	3.238	2.75	02/02-10/16	5.9304

A2 : 4.2 yr

Par : $81.250 Spread : 165/5, 195/4.2
Coup : 5.750% Price : 100-00

PSA	Avl	Dur	Window	Yield
100	6.680	5.11	02/02-10/16	5.7443
200	5.364	4.25	02/02-10/16	5.7292
300	4.427	3.61	02/02-10/16	5.7134
400	3.745	3.14	02/02-10/16	5.6973
500	3.238	2.77	02/02-10/16	5.6811

A3 : 4.2 yr

Par : $81.250 Spread : 215/5, 245/4.2
Coup : 6.250% Price : 100-00

PSA	Avl	Dur	Window	Yield
100	6.680	5.00	02/02-10/16	6.2486
200	5.364	4.17	02/02-10/16	6.2321
300	4.427	3.56	02/02-10/16	6.2149
400	3.745	3.09	02/02-10/16	6.1973
500	3.238	2.74	02/02-10/16	6.1798

SUB : 7.3 yr Subordinate

Par : $6.295 Spread : 194/5, 161/7.3
Coup : 6.000% Price : 100-00

PSA	Avl	Dur	Window	Yield
100	8.104	5.97	02/02-10/16	6.0086
200	7.716	5.76	02/02-10/16	6.0062
300	7.385	5.59	02/02-10/16	6.0040
400	7.101	5.43	02/02-10/16	6.0019
500	6.854	5.29	02/02-10/16	6.0000

All information contained herein, whether regarding assets backing any securities discussed herein or otherwise, is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission ("SEC"). This material is for your private information, and we are not soliciting any action based upon it. Certain transactions give rise to substantial risk and are not suitable for all investors. We, or persons involved in the preparation or issuance of this material, may from time to time, have long or short positions in, and buy or sell, securities, futures or options identical with or related to those mentioned herein. We make no representation that any transaction can or could be effected at the indicated prices. This material may be filed with the SEC and incorporated by reference into an effective registration statement previously filed with the SEC. Information contained in this material is current as of the date appearing on this material only. The information herein has been provided solely by Goldman, Sachs & Co., acting as underwriter and not as agent of the issuer or any of the issuer's affiliates, in reliance on information regarding the collateral furnished by the issuer. Neither the issuer of the certificates nor Goldman, Sachs & Co. nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected therein. We make no representations regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. In addition, we mutually agree that, subject to applicable law, you may disclose any and all aspects of any potential transaction or structure described herein that are necessary to support any U.S. federal income tax benefits, without Goldman Sachs imposing any limitation of any kind. Further information regarding this material may be obtained upon request.

Market Data

TIME: 3:00 PM (30-Nov-01)

6mo	1.79000%		
1yr	2.06000%	5yr	4.05900%
2yr	2.83300%	7yr	4.33260%
3yr	3.24167%	10yr	4.74300%
4yr	3.65033%	30yr	5.26600%

Deal Comments